March 12, 2015
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Cecilia Blye, Chief
Office of Global Security Risk

Daniel Leslie, Esq.
Staff Attorney
RE:    Skyworks Solutions, Inc.
Form 10-K for Fiscal Year Ended October 3, 2014
Filed November 25, 2014
File No. 1-05560

Ladies and Gentlemen:
On behalf of Skyworks Solutions, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 3, 2015 relating to the Company’s annual report on Form 10-K for the year ended October 3, 2014 (the “10-K”). Our response addresses the Company, its divisions and subsidiaries, and the affiliates that we control (and which are included in our consolidated financial statements).
The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).

General

1.
You state, on page 62 of the 10-K, that your customer Samsung Electronics constituted more than 10% of your net revenue in each of fiscal years 2014, 2013 and 2012. The Samsung website indicates that Samsung has a store in Sudan. The Samsung website also indicates that Samsung televisions are available in Syria, and we are aware of publicly available information referring to a Samsung license and a Samsung franchise in Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, distributors, partners, customers, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Skyworks Solutions, Inc. • 20 Sylvan Road, Woburn, MA 01801
Phone (781) 376-3000 • www.skyworksinc.com

Staff of the Securities and Exchange Commission
RE: Skyworks Solutions, Inc.
March 12, 2015

Response

The Company has not had any past, and does not have current or anticipated, contacts with Sudan or Syria (the “Sanctioned Countries”). The Company provides no services, products, information or technology, directly or indirectly, to the Sanctioned Countries, and the Company does not have any agreements, commercial arrangements or other contacts with the governments of the Sanctioned Countries, or entities they control.

The Company conducts its business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism. The Company has policies and procedures in place for compliance with these laws, including standard terms and conditions in purchase orders and other agreements with customers informing its customers that its products are subject to U.S. export control and may not be transferred to the Sanctioned Countries in violation of U.S. export control laws and regulations. Additionally, the Company has screening procedures designed to ensure that it does not do business in a Sanctioned Country or with a prohibited entity. These procedures include, but are not limited to, software tools designed to automatically block shipments or sales that do not comport with U.S. export control laws and regulations.

The Company designs and sells individual components, which Samsung incorporates into larger systems, such as smartphones and tablets. The Company’s sales to Samsung are governed by purchase orders and invoices. The Company does not currently have a long-term supply agreement with Samsung. The Company’s products are delivered to Samsung or its contract manufacturers, and the Company has no control over the production of finished goods by Samsung or its delivery of products and support. The Company does not deliver any product or provide any services to Samsung’s stores or franchisees, if any, in the Sanctioned Countries. The Company has no information that its products are being sent by Samsung to the Sanctioned Countries in violation of U.S. law. Samsung does not provide the Company with detailed information on its own end customers. However, the Company provides Samsung with its standard terms and conditions, which include explicit export control provisions, on accepted purchase orders. The sale by the Company to Samsung is deemed to be acceptance by Samsung of such terms and conditions.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response

As more fully set forth in the response above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with the Sanctioned Countries or entities that they control.

Staff of the Securities and Exchange Commission
RE: Skyworks Solutions, Inc.
March 12, 2015

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (781) 376-3000.

Sincerely yours,

/s/ Mark V.B. Tremallo
Mark V.B. Tremallo
Vice President, General Counsel and Secretary

cc:    Donald W. Palette, Executive Vice President and Chief Financial Officer